UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 1, 2023

(Date of Report (Date of earliest event reported))

Boxabl Inc.

(Exact name of registrant as specified in its charter)

Nevada	82-3491853
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road Las Vegas, NV	89115
(Address of principal executive offices)	(Zip Code)

(702) 500-9000
Registrant’s telephone number, including area code

Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2022, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boxabl Inc.

By	/s/ Paolo Tiramani
Paolo Tiramani, Chief Executive Officer
Date: May 1, 2023